

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2022

Dania Echemendia
President
USA Opportunity Income Fund, Inc.
404 Ave Constitucion # 208
San Juan, PR 00901

>   **Re: USA Opportunity Income Fund, Inc.**
>   **Correspondence to Offering Statement on Form 1-A**
>   **Filed December 17, 2021**
>   **File No. 024-11699**

Dear Ms. Echemendia:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 29, 2021 letter.

Correspondence filed December 17, 2021

General

1.   We note your response that you intend to rely on section 3(c)(5)(C) of the Investment Company Act. If you will rely on this section, please remove "Fund" from your name.

2.   Please provide a thorough analysis explaining why mezzanine loans and bridge senior secured money loans are "qualifying interests" for purposes of section 3(c)(5)(C).

Please contact Susan Block at 202-551-3210 or Erin Purnell at 202-551-3454 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance